SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

PFSweb, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

717098206
(CUSIP Number)

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 977,434
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 977,434
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 19,259,298 shares of Common Stock of the Issuer outstanding as of November 5, 2018, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

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1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 977,434
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 977,434
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 19,259,298 shares of Common Stock of the Issuer outstanding as of November 5, 2018, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

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1	NAME OF REPORTING PERSONS CDW Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,566
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 22,566
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,566
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 19,259,298 shares of Common Stock of the Issuer outstanding as of November 5, 2018, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

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1	NAME OF REPORTING PERSONS CDW Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,566
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 22,566
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,566
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 19,259,298 shares of Common Stock of the Issuer outstanding as of November 5, 2018, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

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1	NAME OF REPORTING PERSONS Hoak & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.19%*
14	TYPE OF REPORTING PERSON CO

*This calculation is based on 19,259,298 shares of Common Stock of the Issuer outstanding as of November 5, 2018, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

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1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.19%*
14	TYPE OF REPORTING PERSON IN

*This calculation is based on 19,259,298 shares of Common Stock of the Issuer outstanding as of November 5, 2018, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

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1	NAME OF REPORTING PERSONS James M. Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.19%*
14	TYPE OF REPORTING PERSON IN

*This calculation is based on 19,259,298 shares of Common Stock of the Issuer outstanding as of November 5, 2018, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

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The following constitutes the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock, with a par value of $0.001 (the “Common Stock”), of PFSweb, Inc., a corporation organized under the laws of the Delaware (the “Issuer”). The principal executive office of the Issuer is located at 505 Millennium Drive, Allen, Texas 75013.

Item 2.	Identity and Background.

(a)

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Hoak Public Equities, L.P., a Texas limited partnership (“HPE”), CDW Fund, L.P., a Texas limited partnership (“CDW”), Hoak Fund Management, L.P., a Texas limited partnership and HPE’s general partner (Hoak Management), CDW Capital Management, L.P., a Texas limited partnership and CDW’s general partner (CDW Management), Hoak & Co., a Texas corporation and the general partner of each of Hoak Management and CDW Management, James M. Hoak, an individual and Hoak & Co.’s controlling shareholder and Chairman, and J. Hale Hoak, an individual and the President of Hoak & Co. (together, the “Reporting Persons”).  Each of Hoak Management, Hoak & Co, James M. Hoak, and J. Hale Hoak, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by HPE and CDW. CDW Management, may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all shares of Common Stock held by CDW.

(b)

The address of the principal business and the principal office of each of the Reporting Persons is 3963 Maple Avenue, Suite 450, Dallas, TX 75219.

(c)

Each of the Reporting Persons is principally engaged in the business of acquiring, holding, voting and disposing of various public and private securities investments.

(d)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Both James M. Hoak and J. Hale Hoak are citizens of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration.

The total amount of funds used for the purchase of Common Stock by HPE was $6,171,158.38 and the total amount of funds used for the purchase of Common Stock by CDW was $177,463.91. All of the shares of Common Stock beneficially owned by each of HPE and CDW were paid for using working capital of HPE or CDW, respectively. Hoak Management does not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by HPE. CDW Management does not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by CDW. The other Reporting Persons do not hold shares of Common Stock directly but may be deemed to beneficially own the Common Stock owned by both HPE and CDW.

Item 4.

Purpose of the Transaction.

The Reporting Persons purchased the Common Stock based on the belief that such securities, at current market prices, were significantly undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, and the availability of Common Stock at desirable prices, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Stock in open market or private transactions on such terms and at such times as the Reporting Persons deem advisable.

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In addition, the Reporting Persons are evaluating and considering and may from time to time in the future evaluate and consider, various alternatives in order to influence the performance of the Issuer and the activities of the Board of Directors of the Issuer. Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, recommending one or more candidates for nomination to the Board of Directors, engaging in discussions with management and the Board of Directors, communicating with other stockholders, making proposals to the Board of Directors or stockholders concerning capital allocation, capitalization, operations and/or strategy of the Company (including, without limitation and as determined by the Reporting Persons, a share repurchase program and/or a strategic review process), purchasing additional Common Stock or securities of the Issuer or selling or hedging some or all of their Common Stock or other securities or changing their intention with respect to any and all matters referred to in Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date of this Schedule 13D, based upon 19,259,298 shares of Common Stock outstanding (as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 8, 2018): (a) HPE directly owns an aggregate of 977,434 shares of Common Stock, representing approximately 5.08% of the outstanding Common Stock; (b) CDW directly owns an aggregate of 22,566 shares of Common Stock, representing less than 1% of the outstanding Common Shares; (c) Hoak Management, in its capacity as HPE’s general partner, may be deemed to beneficially own an aggregate of 977,434 shares of Common Stock, representing approximately 5.08% of the outstanding Common Stock; (d) CDW Management, in its capacity as CDW’s general partner, may be deemed to beneficially own an aggregate of 22,566 shares of Common Stock, representing approximately less than 1% Common Stock; and (e) each of Hoak and Co. (in its capacity as the general partner of Hoak Management and CDW Management), James M. Hoak (in his capacity as Hoak & Co.’s controlling shareholder), and J. Hale Hoak (in his capacity as Hoak & Co.’s President) may be deemed to beneficially own an aggregate of 1,000,000 shares of Common Stock, representing approximately 5.19% of the outstanding Common Stock.

(b)

Each of HPE and Hoak Management may be deemed to have the sole power to vote or direct the vote and dispose of the shares of Common Stock reported in this Schedule 13D owned directly by HPE. Each of CDW and CDW Management may be deemed to have the sole power to vote or direct the vote and dispose of the shares of Common Stock reported in this Schedule 13D owned directly by CDW. The other Reporting Persons may be deemed to have the sole power to vote or direct the vote and dispose of all shares of Common Stock reported in this Schedule 13D as owned directly by HPE and CDW.

(c)

Schedule A hereto sets forth all transactions in the Common Stock within the past 60 days by any Reporting Person. All such transactions were effected on the open market. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(e)

Inapplicable.

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Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.

Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated December 31, 2018 by and among Hoak Public Equities, L.P., Hoak Fund Management, L.P., CDW Fund, L.P., CDW Capital Management, L.P., Hoak & Co., James M. Hoak and J. Hale Hoak

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 31, 2018

Hoak Public Equities, L.P.		Hoak Fund Management, L.P.

By: Hoak Fund Management, L.P., its general partner		By: Hoak & Co., its general partner

By: Hoak & Co., its general partner		By:	/s/ J. Hale Hoak
J. Hale Hoak
By:	/s/ J. Hale Hoak		President
J. Hale Hoak
President

CDW Fund, L.P.		CDW Capital Management, L.P.

By: CDW Capital Management L.P., its general partner		By: Hoak & Co., its general partner

By: Hoak & Co., its general partner		By:	/s/ J. Hale Hoak
J. Hale Hoak
By:	/s/ J. Hale Hoak		President
J. Hale Hoak
President

Hoak & Co.		James M. Hoak

By:	/s/ J. Hale Hoak	By:	/s/ James M. Hoak
	J. Hale Hoak		James M. Hoak
President

J. Hale Hoak

By:	/s/ J. Hale Hoak
J. Hale Hoak

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Schedule A

Transactions – Last 60 days

Hoak Public Equities, L.P.

Date	Transaction	Shares	Price Per Share
10/29/18	Purchase	1,379	$7.00
10/30/18	Purchase	486	$7.00
11/02/18	Purchase	1,944	$7.23
11/05/18	Purchase	2,050	$6.99
11/06/18	Purchase	179	$7.15
11/07/18	Purchase	22	$7.00
11/08/18	Purchase	55,429	$7.15
11/09/18	Purchase	1,727	$6.75
11/12/18	Purchase	2,436	$6.64
11/14/18	Purchase	2,069	$6.72
11/15/18	Purchase	198	$6.45
11/16/18	Purchase	50,000	$6.45
11/19/18	Purchase	5,700	$6.25
11/26/18	Purchase	4,991	$6.25
11/27/18	Purchase	33,746	$6.22
11/30/18	Purchase	2,862	$6.25
12/03/18	Purchase	17,805	$6.25
12/04/18	Purchase	9,051	$6.00
12/06/18	Purchase	50,000	$5.91
12/07/18	Purchase	254,564	$5.87
12/19/18	Purchase	8,393	$4.99
12/20/18	Purchase	111,648	$4.98
12/20/18	Purchase	69,406	$4.97

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